EXHIBIT 99.1

Osisko Development Announces Management Updates

MONTREAL, Dec. 28, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces today that Luc Lessard, Chief Operating Officer ("COO"), will be retiring from the Company at the end of 2023 to pursue other personal and professional commitments, namely as President and Chief Executive Officer of Falco Resources Ltd.

The Company has initiated an executive search process to evaluate potential external and internal candidates for the role of COO, and will provide an update upon the conclusion of this process in due course.

In the interim, Éric Tremblay, currently a Director on the Board of Directors of the Company and chair of the Environmental, Health and Safety and Technical committee, will assume the role of interim COO until the conclusion of the COO search process. Mr. Tremblay has more than 25 years of mine building and operations experience primarily with underground mines, and was also previously the General Manager at Canadian Malartic, one of the largest operating gold mines in Canada and globally. Mr. Tremblay has played an instrumental role in advancing and de-risking the assets within the Company's portfolio over many years, in particular, the Cariboo Gold Project. Mr. Tremblay will also remain in his current role as COO of Dalradian Resources Inc.

During this time, Mr. Lessard will continue to offer his full support to the management team through the transition period. Going forward Mr. Lessard will remain available to provide his invaluable support and input in an advisory capacity as an external consultant.

"On behalf of the Board of Directors and the entire management team, I want to express our gratitude to Luc for his invaluable contributions and dedication to ODV during his tenure," noted Sean Roosen, Chairman and CEO. "Luc stepped into the COO role during the formation of the Company in January 2021 and has played a vital role in helping to advance our portfolio of development stage projects. We wish Luc all the best in his future personal and professional endeavors, and will no doubt continue to rely on his significant industry expertise as we advance the Cariboo Gold Project in 2024."

The Company also announces that Chris Pharness, Vice President, Sustainable Development, has departed the Company to pursue other opportunities. "We would like to thank Chris for his contributions and commitment to Osisko Development and wish him continued success in the future," noted Sean Roosen.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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